

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Date June 24, 2011

By /s/ Barbara W. Schaefer

Barbara W. Schaefer, Senior Vice President – Human Resources and Secretary, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and Registration Statement No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 22, 2011, relating to the financial statements and financial statement schedules of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program, appearing in this Annual Report on Form 11-K of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2010.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2011

Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009,
Supplemental Schedules as of December 31, 2010, and
Report of Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2011

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Investments at fair value (Note 3):		
Program interest in Master Trust (Notes 2 and 4)	$ 99,398,432	$ 100,258,935
Receivables		
Notes receivable from participants	241,641	348,386
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	99,640,073	100,607,321
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (NOTES 2 AND 4)	(1,219,317)	(685,046)
NET ASSETS AVAILABLE FOR BENEFITS	$ 98,420,756	$ 99,922,275

See notes to financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Program interest in Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 8,456,073	$ 12,938,696
Interest and dividends	2,216,685	2,397,545
Total	10,672,758	15,336,241
Interest income on notes receivable from participants	17,228	26,187
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	12,169,582	7,113,744
Other	21,923	20,632
Total deductions	12,191,505	7,134,376
NET INCREASE (DECREASE)	(1,501,519)	8,228,052
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	99,922,275	91,694,223
End of year	$ 98,420,756	$ 99,922,275

See notes to financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") is provided for general information only. Participants should refer to the Program document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the "Company") and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Loans to Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the "Corporation") or its subsidiaries. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the Loan Fund. Loan terms range from 1–5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Interest rates on loans currently outstanding range from 3.25% to 8.5%. Principal and interest is paid ratably, generally through monthly payroll deductions.

Participant Accounts — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan for payment of the annuity. The annuity may, at the option of the Program Administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan. A Required Minimum Distribution Option is available at age 70 1/2.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 1/2 may be made by a participant from their account in accordance with the Program's provisions.

Program Administration — The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation. Investment management fees for the Program's investment options are netted against investment earnings. Generally, administrative expenses of the Program are paid by Union Pacific Railroad Company ("Railroad"), but the Program's Named Fiduciary-Plan Investments may elect to pay Program expenses from Program assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2010 or 2009.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Program prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Program's financial statements.

In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Program retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Program's financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Program's policy is to recognize significant transfers between the levels at the actual date of the event. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust and other investment assets measured at fair value on a recurring basis at December 31, 2010 and 2009.

	December 31, 2010		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock — Employer Stock Funds	$ -	$ 422,104,951	$ -
Domestic Stock Funds:			
500 Index Fund	306,990,987	-	-
U.S. Growth Index Fund	84,458,190	-	-
Morgan Growth Fund	19,980,725	-	-
Windsor Fund	19,614,111	-	-
Windsor II Fund	72,257,416	-	-
Small-Cap Index Fund	83,874,877	-	-
Mid-Cap Index Fund	102,926,945	-	-
Total Stock Market Index Fund	46,086,783	-	-
Total domestic stock funds	736,190,034	-	-
International Stock Fund — International Growth Fund	176,567,460	-	-
Balanced Funds:			
Wellington Fund	276,567,787	-	-
Target Retirement Income Fund	7,245,081	-	-
Target Retirement 2005 Fund	3,244,794	-	-
Target Retirement 2010 Fund	16,263,908	-	-
Target Retirement 2015 Fund	47,279,028	-	-
Target Retirement 2020 Fund	44,889,383	-	-
Target Retirement 2025 Fund	22,252,800	-	-
Target Retirement 2030 Fund	14,323,579	-	-
Target Retirement 2035 Fund	14,269,520	-	-
Target Retirement 2040 Fund	10,870,484	-	-
Target Retirement 2045 Fund	7,939,378	-	-
Target Retirement 2050 Fund	3,155,099	-	-
Target Retirement 2055 Fund	93,192	-	-
Total balanced funds	468,394,033	-	-
Fixed Income Fund — Union Pacific Fixed Income Fund	-	434,786,627	-
Bond Fund — Total Bond Market Index	185,957,646	-	-
Money Market Fund — Prime Money Market Fund	72,547,069	-	-
Total Master Trust assets	$ 1,639,656,242	$ 856,891,578	$ -

	December 31, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock — Employer Stock Funds	$ -	$311,582,536	$ -
Domestic Stock Funds:			
500 Index Fund	283,584,547	-	-
U.S. Growth Index Fund	75,808,989	-	-
Morgan Growth Fund	17,865,321	-	-
Windsor Fund	19,341,590	-	-
Windsor II Fund	70,329,933	-	-
Small-Cap Index Fund	59,366,476	-	-
Mid-Cap Index Fund	79,490,867	-	-
Total Stock Market Index Fund	36,097,884	-	-
Total domestic stock funds	641,885,607	-	-
International Stock Fund — International Growth Fund	162,456,025	-	-
Balanced Funds:			
Wellington Fund	261,575,720	-	-
Target Retirement Income Fund	6,925,968	-	-
Target Retirement 2005 Fund	3,308,888	-	-
Target Retirement 2010 Fund	14,825,872	-	-
Target Retirement 2015 Fund	41,215,939	-	-
Target Retirement 2020 Fund	35,773,370	-	-
Target Retirement 2025 Fund	17,128,014	-	-
Target Retirement 2030 Fund	10,222,711	-	-
Target Retirement 2035 Fund	10,568,528	-	-
Target Retirement 2040 Fund	7,842,290	-	-
Target Retirement 2045 Fund	5,235,608	-	-
Target Retirement 2050 Fund	1,919,156	-	-
Total balanced funds	416,542,064	-	-
Fixed Income Fund — Union Pacific Fixed Income Fund	-	426,753,289	-
Bond Fund — Total Bond Market Index	168,944,471	-	-
Money Market Fund — Prime Money Market Fund	80,890,164	-	-
Total Master Trust assets	$ 1,470,718,331	$738,335,825	$ -

4. MASTER TRUST

At December 31, 2010 and 2009, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2010 and 2009, is presented in the following tables:

Master Trust	**2010**	**2009**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,567,109,173	$1,389,828,167
Money market fund	72,547,069	80,890,164
	1,639,656,242	1,470,718,331
Investments at estimated fair value:		
Employer stock funds	422,104,951	311,582,536
Guaranteed investment contracts	434,786,627	426,753,289
	856,891,578	738,335,825
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,756,625)	(9,888,880)
Investments in Master Trust	$2,478,791,195	$2,199,165,276
Program's portion of investments	$ 98,179,115	$ 99,573,889
Portion allocated to the Program	3.96 %	4.53 %

Investment income for the Master Trust for the years ended December 31, 2010 and 2009, is as follows:

	2010	2009
Net appreciation in fair value of investments:		
Common Stock — Employer Stock Funds	$134,684,640	$ 81,415,244
Domestic Stock Funds:		
500 Index Fund	35,190,184	54,054,884
Growth Index Fund	11,428,880	19,081,346
Morgan Growth Fund	2,888,769	4,555,355
Windsor Fund	2,336,956	4,695,918
Windsor II Fund	5,482,431	13,676,185
Small-Cap Index Fund	16,198,656	15,364,047
Mid-Cap Index Fund	19,108,069	21,077,958
Total Stock Market Index Fund	5,803,083	7,008,303
Total Domestic Stock Funds	98,437,028	139,513,996
International Stock Fund:		
International Growth Fund	20,434,294	42,766,026
Balanced Funds:		
Wellington Fund	19,964,851	39,097,234
Target Retirement Income Fund	471,544	356,991
Target Retirement 2005 Fund	208,877	390,220
Target Retirement 2010 Fund	1,288,527	1,727,505
Target Retirement 2015 Fund	3,865,890	5,964,621
Target Retirement 2020 Fund	4,048,218	5,778,130
Target Retirement 2025 Fund	2,061,382	2,834,953
Target Retirement 2030 Fund	1,459,708	1,877,959
Target Retirement 2035 Fund	1,473,702	1,986,811
Target Retirement 2040 Fund	1,155,296	1,465,276
Target Retirement 2045 Fund	781,677	950,523
Target Retirement 2050 Fund	323,765	289,691
Target Retirement 2055 Fund	602	
Total Balanced Funds	37,104,039	62,719,914
Bond Fund —		
Total Bond Market Index	4,064,045	2,510,078
Total appreciation in fair value of investments	294,724,046	328,925,258
Interest and dividends	51,601,698	50,210,790
Total investment income of Master Trust	$346,325,744	$379,136,048
Plan's portion of Master Trust investment income	$ 10,672,758	$ 15,336,241

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2010	2009
Average yields:		
Based on annualized earnings	3.14 %	3.06 %
Based on range of interest rate credited to participants	2.92% to 3.98%	3.61% to 5.12%

The Program's interest in the Master Trust's investments that represented 5% or more of the Program's net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009
Vanguard 500 Index Fund	$ 13,450,721	$ 13,296,734
Vanguard Bond Fund	7,636,016	7,961,722
Vanguard Windsor Fund	19,614,111	19,341,590
Union Pacific Common Stock Fund	4,957,731	5,287,634
Union Pacific Fixed Income Fund	28,636,726	28,878,016

5. TAX STATUS

The Program has obtained a tax determination letter dated July 1, 2003, in which the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program's financial statements.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management believes that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Program administrator believes the Master Trust is no longer subject to income tax examinations for years prior to 2007.

6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Railroad may direct VFTC either to distribute the

Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Program investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Program's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $2,378,863 and $3,275,036, respectively. During the years ended December 31, 2010 and 2009, the Program recorded dividend income of $90,761 and $92,516, respectively.

The Program also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In March and April 2009, there were inadvertent uses of Program assets by the Railroad, a related party, due to administrative errors which violated IRC Section 4975(c)(1)(B). Loan repayments were not timely deposited with the Program trustee for one participant. Therefore, the transactions constituted an extension of credit from the Program to the Railroad. The Railroad repaid these loan repayments and lost earnings in 2009 and 2010.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009, is as follows:

	2010	2009
Net assets available for benefits per the financial statements	$ 98,420,756	$ 99,922,275
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,219,317	685,046
Deemed distributions of participant loans	(926)	(1,607)
Net assets available for benefits per the Form 5500 — at fair value	$ 99,639,147	$ 100,605,714

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009, is as follows:

	2010	2009
Net (decrease) increase in net assets at contract value	$ (1,501,519)	$ 8,228,052
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	534,271	1,116,709
Change in deemed distributions of participant loans	681	-
Net (decrease) increase in net assets per Form 5500 — at fair value	$ (966,567)	$ 9,344,761

* * * * * *

SUPPLEMENTAL SCHEDULES

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2010

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost of Asset	Current Value of Asset	Net Gain (or loss) on Each Transaction
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Loan repayments not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 33	$ 69	$ 36
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Loan repayments were not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 69	$ 74	$ 5

* Represents a party-in-interest.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

Column B Identify of Issue or Borrower, Lessor or Similar Party	Column C Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value	Column E Current Value
* Participant loans	Interest rates of 3.25% to 8.5% — maturity dates of 2011 to 2021	$241,641

* Represents a party-in-interest.